           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 5



                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of October 2001


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116 JAPAN
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X     Form 40-F
                         ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   ____    No   X
                                 ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

AMENDMENT OF THE PROJECTED CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2002

          On October 25, 2001, the registrant issued a press release amending its projected consolidated financial results for the fiscal year 2002 ending March 31, 2002.

          The financial information included in the attached press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2001, which information was prepared on the basis of accounting principles generally accepted in the United States.

          The attached forecasts contain certain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

          Certain of the attached forecasts are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

          No assurance can be given that the registrant's actual results will not vary significantly from the included projections.

                                   SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NIPPON TELEGRAPH AND TELEPHONE
                                          CORPORATION



                                        By  /s/   HIROO INOUE
                                           ------------------
                                           Name:  Hiroo Inoue
                                           Title: Senior Manager
                                                  Department IV

Date:  October 25, 2001

                                                                October 25, 2001



NTT Amends Projected Consolidated Financial Results for Fiscal Year 2002

1.

   Nippon Telegraph and Telephone Corporation (NTT) has amended its projected consolidated financial results for Fiscal Year 2002 (April 1, 2001 through March 31, 2002), which were announced on May 17, 2001 along with the NTT's financial results for Fiscal Year 2001, as follows:


         Projected Consolidated Financial Results for Fiscal Year 2002
                        (April 1, 2001-March 31, 2002)

-------------------------------------------------------------------------------------------------------------------------

                                      Operating Revenues              Recurring Profit                 Net Income
                                        (million yen)                  (million yen)                 (million yen)
-------------------------------------------------------------------------------------------------------------------------
  Before Amendment(A)                      12,095,000                       765,000                       128,000
-------------------------------------------------------------------------------------------------------------------------

   After Amendment(B)                      11,942,000                       697,000                        89,000
-------------------------------------------------------------------------------------------------------------------------
  Increase (Decrease)
         (B-A)                              (153,000)                      (68,000)                      (39,000)
-------------------------------------------------------------------------------------------------------------------------

 Percentage Change(%)                          (1.3%)                        (8.9%)                       (30.5%)
-------------------------------------------------------------------------------------------------------------------------
(Ref) Fiscal Year 2001
        Results                            11,414,181                       726,041                       464,073
-------------------------------------------------------------------------------------------------------------------------

Note: The effect of NTT Group Stractual Reform is not included.



2. Reasons for the Above Amendments

The projected consolidated financial results have been revised due to the annoucement of "NTT's strategy concerning current management issues."

(Attachment)



  Projected Financial Results for NTT East and NTT West for Fiscal Year 2002

The financial results for Nippon Telegraph and Telephone East Corporation (NTT
East) and Nippon Telegraph and Telephone West Corporation (NTT West) for Fiscal Year 2002 are amended as follows:


                   Projected Financial Results for NTT East

                        (April 1, 2001-March 31, 2002)

--------------------------------------------------------------------------------

                 Operating Revenues       Recurring Profit       Net Income
                   (million yen)           (million yen)        (million yen)
--------------------------------------------------------------------------------
  Before
Amendment(A)          2,691,000                27,000               2,000
--------------------------------------------------------------------------------
   After
Amendment(B)          2,607,000                 2,000            (12,000)
--------------------------------------------------------------------------------
  Increase
 (Decrease)
   (B-A)               (84,000)              (25,000)            (14,000)
--------------------------------------------------------------------------------
Note: The effect of NTT Group Stractual Reform is not included.


                   Projected Financial Results for NTT West

                        (April 1, 2001-March 31, 2002)

--------------------------------------------------------------------------------

                 Operating Revenues       Recurring Profit       Net Income
                   (million yen)           (million yen)        (million yen)
--------------------------------------------------------------------------------
  Before
Amendment(A)          2,554,000               (84,000)            (65,000)
--------------------------------------------------------------------------------
   After
Amendment(B)          2,485,000              (127,000)            (90,000)
--------------------------------------------------------------------------------
  Increase
 (Decrease)
   (B-A)               (69,000)               (43,000)            (25,000)
--------------------------------------------------------------------------------
Note: The effect of NTT Group Stractual Reform is not included.